Skadden, Arps, Slate, Meagher & Flom llp

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	March 10, 2020	PARIS
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VIA EDGAR Ronald (Ron) Alper Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
RE:	Social Capital Hedosophia Holdings Corp. II

Registration Statement on Form S-1

Filed February 28, 2020

File No. 333-236774

Dear Mr. Alper:

On behalf of Social Capital Hedosophia Holdings Corp. II (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated March 5, 2020, concerning the Company’s Registration Statement on Form S-1 filed on February 28, 2020. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates.

Form S-1

Financial Statements, page F-1

U.S. Securities and Exchange Commission

March 10, 2020

1.

We note your response to our prior comment 1. Please revise to include the unaudited financial information in a subsequent event footnote as we continue to question why unaudited interim financial statements through January 21, 2020 are appropriate.

The Company has revised the disclosure as requested. Please see the financial statements, including the notes thereto, included in the Amended Registration Statement.

*   *   *

U.S. Securities and Exchange Commission

March 10, 2020

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Gregg Noel

cc:	Social Capital Hedosophia Holdings Corp. II

Chamath Palihapitiya

cc:	Shearman & Sterling LLP

Harald Halbhuber, Esq. and Ilir Mujalovic, Esq.